NEWS RELEASE OTCQB: CPPXF

Continental Posts Results For Second Quarter Fiscal 2020

Vancouver, BC, - 27 March 2020 - Continental Energy Corporation (OTCQB: CPPXF) today released a summary of its financial results for the quarter ended 31 December 2019 (the "Quarter"). The Quarter is the second quarter of our fiscal year ending 30 June 2020.

Overall, the Company incurred a net loss during the Current Quarter of $93,695 compared to a loss of $127,907 for the Comparative Quarter, a decrease of $34,212 due largely to a one-off, non-cash share-based payment expense on grant of options during the Comparative Quarter.

The loss per share of $0.00 for the Quarter was no change from the $0.00 for the Comparative Quarter. Share-based payments expense was $nil during the Quarter as compared to $ nil in the same quarter last year.

Interest expense during the Current Quarter was $1,895 compared to $3,326 during the Comparative Quarter, a decrease of $1,431 reflecting accumulated interest paid on long term promissory notes accruing interest of 9.00% per annum since the Comparative Quarter.

The Company incurred professional fees in a total amount of $18,780 during the Current Quarter, compared to $13,634 during the Comparative Quarter. The Company’s management and employee salaries totaled $50,179 during the Current Quarter, compared to $53,523 during the Comparative Quarter

Cash administrative and office costs were $17,116 during the Current Quarter, compared to $40,841 during the Comparative Quarter due to reduced Vancouver office accounting and administration costs.

The full and complete unaudited, management prepared, consolidated financial statements together with explanatory notes and management's discussion and analysis for the results of the Quarter have been filed with Canadian securities regulators on SEDAR and are available for download via Continental's profile at www.sedar.com or from the links on Continental's website.

On behalf of the company,

Richard L. McAdoo

Chairman and CEO

Media Contact:   Phil Garrison, Director, (+1-918-860-0183), info@continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release. We assume no obligation to update its content. Any statements made herein that are not historical or factual at the date hereof are forward looking statements. Many risk factors may cause our actual performance and results to be substantially different from our plans or expectations described in any forward looking statements. Readers are encouraged to refer to the expanded discussion of recognized risks and uncertainties, many of which could detrimentally impact any forward looking statements, that we continuously provide in our regulatory disclosures filed on, and publicly available for view or download from, www.sedar.com or from www.sec.gov/edgar.